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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                            Aspen Technology, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   045327103
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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  -------------------
  CUSIP No.  04527103                 13G
  -------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Massachusetts Capital Resource Company
      042631251
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           A Massachusetts Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            175,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             175,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9               175,000 shares


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                    [x]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                 less than 1.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
                 PN

------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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                                 SCHEDULE 13G
                                 ------------

Item 1(a) Name of Issuer:
                 Aspen Technology, Inc.

     1(b) Address of Issuer's Principal Executive Offices
                 Ten Canal Park
                 Cambridge, MA 02141

Item 2(a) Name of Person Filing:
                 Massachusetts Capital Resource Company

     2(b) Address of Principal Business Office or, if none, Residence:
                 The Berkeley at 420 Boylston St.
                 Boston, MA 02116

     2(c) Citizenship:
                 A Massachusetts Corporation

     2(d) Title of Class of Securities:
                 Common Stock

     2(e) CUSIP Number:
                 04527103

Item 3.   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
                 The reporting person is an Investment Adviser registered under
                 Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership:

     4(a) Amount beneficially owned:
                 The reporting person owns 175,000 shares of Common Stock of Aspen Technology, Inc. The reporting person, therefore, is deemed to beneficially own 175,000 shares of Common Stock. This figure does not include 1,195,500 shares of Common Stock beneficially owned, as of December 31,1999, by one of the reporting person's partners, John Hancock Life Insurance Company. Effective February 1, 2000, John Hancock Mutual Life Insurance Company was renamed John Hancock Life Insurance Company and is the direct, wholly owned subsidiary of John Hancock Financial Services, Inc. See Item 8 and Exhibit A.
                                                    ---

     4(b) Percent of class:
                 less than 1.0%

     4(c) Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:
                        175,000 shares

          (ii)   Shared power to vote or to direct the vote:
                        ----
          (iii)  Sole power to dispose or to direct the disposition of:
                        175,000 shares
          (iv)   Shared power to dispose or to direct the disposition of:
                        ----

Item 5.   Ownership of Five Percent or Less of a Class:

                 Not Applicable.

                               Page 3 of 5 Pages
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Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
                 The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                 Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

                 This schedule has been filed pursuant to rule 13d-1(b)(1)(ii)(H). Exhibit A hereto sets forth the identity and
                 Item 3 classification of each member of the group.

Item 9.   Notice of Dissolution of Group:

                 Not Applicable.

Item 10.  Certification:

                 By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MASSACHUSETTS CAPITAL RESOURCE COMPANY

                                          By: /s/ William J. Torpey, Jr.
                                              ----------------------------------
                                              Name: William J. Torpey, Jr.
                                              Title: President

February 4, 2000

                               Page 4 of 5 Pages
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                                   Exhibit A


     Massachusetts Capital Resource Company is a limited partnership. Each of its partners is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Its general partners are:

          John Hancock Life Insurance Company (formerly John Hancock Mutual Life
             Insurance Company)
          New England Life Insurance Company
          Massachusetts Mutual Life Insurance Company
          First Allmerica Financial Life Insurance Company

     Its limited partners are:

          UnumProvident Corporation
          Berkshire Life Insurance Company
          Boston Mutual Life Insurance Company
          Metropolitan Life Insurance Company

                               Page 5 of 5 Pages